Investment strategies for your serious money ® Exhibit 99.1
June 17, 2009
Re: Stock Option Exchange Program Approval
Dear Associate:
As you may know, on May 22, 2009, our stockholders approved the proposal in our proxy statement to amend our Incentive Compensation Plan to allow for a stock option exchange program (“Program”).
The Program is open to long-term incentive participants who have stock options granted from October 27, 2004 to December 31, 2007, but excludes the independent members of our Board of Directors and the Calamos Principals. The Program will provide the opportunity to voluntarily exchange underwater stock options for a lesser amount of replacement options. We anticipate communicating final details on or about June 22nd at which time you will receive a packet of Program materials. The Program will be open for at least 20 business days.
It is important to understand that the Program is subject to intricate rules and regulations and therefore some of the communications will necessarily be complex. As such, we will be able to promptly respond to administrative questions however more substantive questions will need to be reviewed by management and we may need to respond to these questions in writing after filing our response with the U.S. Securities and Exchange Commission (“SEC”).
We are pleased with the stockholders approval and believe the Program is an important component of our strategy to align the interests of employees and stockholders through our equity awards.
Sincerely,
Gary J. Felsten
Senior Vice President and Director of Human Resources
The Company will file a Tender Offer Statement on Schedule TO with the SEC upon the commencement of the Program. Employees who are eligible to participate in the Program should read the Tender Offer Statement on Schedule TO and other related materials when made available because these documents will contain important information about the Program. The Company will deliver the tender offer documents to all eligible employees free of charge when the Program commences and anyone will be able to obtain these documents and other filings by the Company with the SEC free of charge from the SEC’s website at www.sec.gov or at the Company’s Investor Relations web site at www.investors.calamos.com.